1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .)

TABLE OF CONTENTS

TSMC Set June 19 Record Date for Common Share Dividend
SIGNATURES

TSMC Set June 19 Record Date for Common Share Dividend

Hsinchu, Taiwan, R.O.C. – May 30, 2005 — TSMC (the “Company”) (TAIEX: 2330, NYSE: TSM) today sets June 19, 2005 as the record date for its common stock’s dividends. The ex-dividend date for TSMC common shares shall be June 13, 2005. Share dividends include a cash dividend of NT$1.9998 and a stock dividend of 0.0499971 shares for each common share.

As required by Article 165 of the Company Law, the shareholders’ register shall be closed for five days prior to the record date, i.e., from June 15 through June 19, 2005, for registration transfer.

The above mentioned share dividends are calculated based on the total amount of profits to be distributed, which was approved in the Company’s shareholder meeting on May 10, 2005, and the actual number of common shares outstanding on the record date for the said dividend distribution. As a result of the Company’s employee exercising stock options during the period between the day the Company’s board proposed the said dividend distribution, and the record date of such distribution, the number of common shares outstanding has increased slightly, resulting in a minuscule difference in the per share dividends from the per share amount that was proposed by the Company’s board on February 22, 2005.

The ex-dividend date for TSMC American Depositary Shares (ADSs) will also be June 13, 2005. The record date for TSMC ADSs entitled to participate in this cash and stock dividend will be June 15, 2005. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash and stock dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at CitiBank, N.A. (Tel: 1-212-816-6693 / email: emi.p.mak@citigroup.com)

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 30, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer